FEDERATED ADJUSTABLE RATE SECURITIES FUND

5800 Corporate Drive

Pittsburgh, Pennsylvania 15237-7010

October 18, 2013

Mr. Jeffrey Foor

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: FEDERATED ADJUSTABLE RATE SECURITIES FUND (“Registrant”)

Institutional Shares

Service Shares

1933 Act File No. 2-98491

1940 Act File No. 811-4539

Dear Mr. Foor:

Per our conversation of October 17, 2013, the Registrant respectfully requests that the request for acceleration of Post-Effective Amendment No. 42 under the Securities Act of 1933 and Amendment No. 41 under the Investment Company Act of 1940 (the “Amendment”) filed on September 20, 2013 (SEC Accession No. 0001318148-13-001597) be disregarded.

As indicated on the facing page of the Amendment, the Registrant requests that the filing become effective 60 days after filing pursuant to paragraph (a) (i).

In connection with this request, we acknowledge that SEC Press Release # 2004-89 (June 24, 2004) reflects the position that:

  should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact me at (412) 288-7405.

Very truly yours,

/s/Maureen A. Ferguson

Maureen Ferguson

Paralegal Supervisor